Exhibit 99.1

Clayton, Dubilier & Rice, LLC

February 13, 2022

Special Committee of the Board of Directors

Cornerstone Building Brands, Inc.

5020 Weston Parkway, Suite 400

Cary, North Carolina 27513

Dear Members of the Special Committee of the Board of Directors:

Clayton, Dubilier & Rice, LLC (“CD&R”), on behalf of its managed investment funds (the “CD&R Funds”), is pleased to submit this best and final non-binding proposal to acquire all of the outstanding shares of common stock (the “Common Stock”) of Cornerstone Building Brands, Inc. (the “Company”) not already owned by the CD&R Funds for cash consideration of $24.65 per share (our “Proposal”). Our Proposal is informed by prior exploratory discussions with the Special Committee of the Board of Directors (the “Special Committee”) and its advisors regarding a potential transaction, as well as our deep understanding of the Company’s business. As you know, the CD&R Funds collectively beneficially own approximately 49% of the Common Stock.

We believe that our Proposal, which we note has significantly increased in value since the outset of our exploratory discussions with the Special Committee and its advisors regarding a potential transaction (despite significant downward trends in the trading price of Common Stock during that period), reflects an extremely attractive value for the Company’s public shareholders. Specifically, $24.65 per share represents a premium of 75% to the closing price as of February 4, 2022, the last trading day prior to speculation in the market regarding a potential take-private transaction of the Company by the CD&R Funds.

We believe our proposed transaction is the best path forward for all stakeholders. Our Proposal provides the Company’s shareholders with an opportunity to derisk their investment in the Company by obtaining immediate liquidity and certainty of value at a significant premium to the current share price. Our Proposal also facilitates focus on serving the Company’s customers and ensuring its long-term success, including via significant additional investment, without the challenges and limitations that come with operating as a public company.

At the outset of our exploratory discussions with the Special Committee and its advisors regarding a potential transaction, we stated that we would only be willing to consider a transaction that is expressly conditioned on the procedures described in Kahn v. M&F Worldwide Corp. and its progeny. Accordingly, any potential transaction would (among other things) have to be (1) approved by a fully empowered special committee of non-management directors that are independent of CD&R, the CD&R Funds and their affiliates and (2) subject to a non-waivable condition requiring the approval of the holders of a majority of the shares of Common Stock that are not owned by the CD&R Funds or their affiliates. Consistent with those prior discussions, we reiterate that our Proposal is expressly conditioned on these procedures.

Our Proposal assumes the Company’s indebtedness under its term loan, ABL and senior notes will remain outstanding following the closing of the potential transaction. Additionally, our Proposal assumes that we will cash out vested equity awards at the Proposal price (net of any applicable strike prices) in connection with the consummation of the potential transaction.

We would also like to take this opportunity to confirm that at this time we are only interested in acquiring all of the Common Stock not already owned by the CD&R Funds, and we are not interested in pursuing any potential alternative transaction.

We emphasize that neither the failure of the Special Committee to recommend a potential transaction under our Proposal nor the failure of the Company’s public shareholders to approve a potential transaction under our Proposal would adversely affect the CD&R Funds’ on-going relationship with the Company. The CD&R Funds currently intend to remain shareholders of the Company if a potential transaction cannot be completed under our Proposal.

Our Proposal is a non-binding expression of interest only and does not constitute an offer subject to binding acceptance. We reserve the right to withdraw or modify our Proposal at any time. No legal obligation with respect to our Proposal or any other transaction shall arise unless and until we have executed definitive transaction documentation with the Company. As required by applicable law, we intend to promptly file an amended Schedule 13D reflecting our having made this Proposal.

Our Proposal, which we reiterate is our best and final offer, is subject to the negotiation and execution of mutually acceptable definitive agreements as well as the completion of limited due diligence, which we are confident can be completed quickly given CD&R’s existing stake in and history with the Company.

Sincerely,

/s/ J.L. Zrebiec
J. L. Zrebiec
Partner, Clayton, Dubilier & Rice, LLC

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